UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

65345M108

(CUSIP Number)

Avery Cannon

Chief Financial Officer

c/o Shasta Ventures

3130 Alpine Rd, Ste 288-446

Portola Valley, CA 94028

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   65345M108

1.	Names of Reporting Persons Shasta Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 23,360,232 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 23,360,232 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,360,232 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% of combined common stock (10.8% of Class A common stock) (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Shasta Ventures II, L.P (“Shasta Ventures II”) and Shasta Ventures II GP, LLC (“SVII GP” and, with Shasta Ventures II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of shares of Class A common stock issuable upon conversion of 23,360,232 shares of Class B common stock held by Shasta Ventures II. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(3)	Calculations of the percentage of combined common stock beneficially owned is based on 390,281,701 shares of common stock (189,105,696 shares of Class A common stock and 201,176,005 shares of Class B common stock) issued and outstanding as of May 3, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2024. Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 189,105,696 shares of Class A common stock, as adjusted to reflect the conversion described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No.   65345M108

1.	Names of Reporting Persons Shasta Ventures II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 23,380,232 shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 23,380,232 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,380,232 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% of combined common stock (10.8% of Class A common stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) shares of Class A common stock issuable upon conversion of 23,360,232 shares of Class B common stock held by Shasta Ventures II and (ii) 20,000 shares of Class A common stock held by SVII GP. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(3)	Calculations of the percentage of combined common stock beneficially owned is based on 390,281,701 shares of common stock (189,105,696 shares of Class A common stock and 201,176,005 shares of Class B common stock) issued and outstanding as of May 3, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2024. Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 189,105,696 shares of Class A common stock, as adjusted to reflect the conversion described herein and as further adjusted pursuant to SEC Rule 13d-3.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021 (the “Original Schedule 13D”) filed on behalf of Shasta Ventures II, L.P. (“Shasta Ventures II”) and Shasta Ventures II GP, LLC (“SVII GP” and, with Shasta Ventures II, collectively, the “Reporting Persons”), relates to the Class A common stock, $0.0001 par value (“Class A common stock”) of Nextdoor Holdings, Inc., a Delaware corporation (the “Issuer” or “Nextdoor”)and is being filed to report the distributions in kind of shares of Class B common stock and the related conversion of such shares to Class A common stock on May 28, 2024. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On May 28, 2024, Shasta Ventures II made a pro rata in-kind distribution for no additional consideration of an aggregate of 4,000,000 shares of Class B common stock to its general partner and limited partners. Of the shares distributed by Shasta Ventures II, SVII GP received 832,000 shares. Pursuant to the applicble provisions of the Issuer’s certificate of incorporation, the distributed shares automatically converted to Class A common stock upon transfer.

On May 28, 2024, SVII GP made a further pro rata in-kind distribution for no additional consideration of 812,000 shares received in the distribution by Shasta Ventures II to its members.

Item 5.	Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Class A common stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of May 30, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Combined Common Stock (3)	Percentage of Class A Common Stock (3)
Shasta Ventures II (1)	23,360,232		23,360,232		23,360,232	23,360,232	6.0%	10.8%
SVII GP (1) (2)	20,000		23,380,232		23,380,232	23,380,232	6.0%	10.8%

(1)	Includes shares of Class A common stock issuable upon conversion of 23,360,232 shares of Class B common stock held by Shasta Ventures II. SVII GP serves as the sole general partner of Shasta Ventures II and, as such, SVII GP possesses voting and dispositive power over the shares held by Shasta Ventures II.

(2)	Includes 20,000 shares of Class A common stock held by SVII GP.

(3)	Calculations of the percentage of combined common stock beneficially owned is based on 390,281,701 shares of common stock (189,105,696 shares of Class A common stock and 201,176,005 shares of Class B common stock) issued and outstanding as of May 3, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2024. Calculations of the percentage of the shares of Class A common stock beneficially owned is based on 189,105,696 shares of Class A common stock, as adjusted to reflect the conversion described in Item 4 and as further adjusted pursuant to SEC Rule 13d-3.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024

Shasta Ventures II, L.P.

By:	Shasta Ventures II GP, LLC
its	General Partner

By:	/s/ Jason Pressman
	Name:	Jason Pressman
	Title:	Managing Member

Shasta Ventures II GP, LLC

By:	/s/ Jason Pressman
	Name:	Jason Pressman
	Title:	Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A common stock of Nextdoor Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: May 30, 2024

Shasta Ventures II, L.P.

By:	Shasta Ventures II GP, LLC
its	General Partner

By:	/s/ Jason Pressman
	Name:	Jason Pressman
	Title:	Managing Member

Shasta Ventures II GP, LLC

By:	/s/ Jason Pressman
	Name:	Jason Pressman
	Title:	Managing Member